Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

February 5, 2021

            Re:      Kid Castle Educational Corporation

Amended Registration Statement on Form 10

Filed January 11, 2021

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Amended Registration Statement on Form 10-12G

General

1.      Please revise pages 9 and 87 to (i) identify the "certain corporation" with which you entered into a stock purchase agreement on September 15, 2020, (ii) clarify the identities and number of the "investors" to whom the 900,000 shares of preferred stock were issued, and (iii) disclose the owners of Community Economic Development Capital. If the "certain corporation" referenced in (i) above is Video Rivers Networks, Inc., please also disclose the owners of that company.

This has been revised and updated on the filing to replace "certain corporation” with the actual name of the corporation; and also to clarify the identity and number of "investors" to whom the 900,000 shares of preferred stock were issued.

2.      Please include a risk factor discussing the risks to investors and impact on you resulting from the possibility that the spin-off of your shares by Cannabinoid Biosciences, Inc. to its stockholders was not, but should have been, registered. These risks include risks relating to potential Section 5 violations.

This has been revised and updated to include a risk factor discussing the risks to investors and impact on the Company resulting from the possibility that the spin-off of your shares by Cannabinoid Biosciences, Inc. to its stockholders was not, but should have been, registered and thus may subject the Company to risks including risks relating to potential Section 5 violations.

3.      Please revise the beneficial ownership table(s) on pages 49 and 50 for clarity and understanding. Please also revise the footnotes to the table(s) to identify the natural persons with voting and investment control over each entity listed in the table(s).

This has been revised and updated for clarity and the footnotes were updated to identify the natural persons with voting and investment control over each entity listed in the table(s).

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation